Exhibit 99.1

JD.com Announces Third Quarter 2019 Results

Beijing, China—November 15, 2019—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended September 30, 2019.

Third Quarter 2019 Highlights

●

Net revenues for the third quarter of 2019 were RMB134.8 billion (US$[1]18.9 billion), an increase of 28.7% from the third quarter of 2018. Net service revenues for the third quarter of 2019 were RMB16.0 billion (US$2.2 billion), an increase of 47.0% from the third quarter of 2018.

●

Income from operations for the third quarter of 2019 was RMB4,973.2 million (US$695.8 million), compared to loss from operations of RMB650.7 million for the same period last year. Non-GAAP[2] income from operations for the third quarter of 2019 was RMB2,974.9 million (US$416.2 million) with a record non-GAAP operating margin of 2.2%, as compared to RMB638.3 million in the third quarter of 2018 with a non-GAAP operating margin of 0.6%.

●

Net income attributable to ordinary shareholders for the third quarter of 2019 was RMB612.3 million (US$85.7 million), compared to RMB3,000.6 million for the same period last year. Non-GAAP net income attributable to ordinary shareholders increased by 160.6% to RMB3,085.9 million (US$431.7 million) in the third quarter of 2019 from RMB1,184.3 million in the third quarter of 2018.

●

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the third quarter of 2019 was RMB0.41 (US$0.06), compared to RMB2.03 for the third quarter of 2018. Non-GAAP diluted net income per ADS for the third quarter of 2019 was RMB2.08 (US$0.29), compared to RMB0.80 for the same quarter last year.

●

Operating cash flow for the twelve months ended September 30, 2019 increased to RMB30.8 billion (US$4.3 billion) from RMB18.2 billion for the twelve months ended September 30, 2018. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended September 30, 2019 increased to RMB15.6 billion (US$2.2 billion), compared to outflow of RMB5.5 billion for the twelve months ended September 30, 2018.

●

Annual active customer accounts[3] increased to 334.4 million in the twelve months ended September 30, 2019 from 321.3 million in the twelve months ended June 30, 2019. Mobile monthly active users[4] in September 2019 increased by 36% as compared to September 2018. In the third quarter, over 70% of new customers were from lower-tier cities.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019, which was RMB7.1477 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
[3]	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, through either online direct sales or online marketplaces.
[4]	Mobile monthly active users in a given month are the number of unique mobile devices that were used to visit JD mobile app at least once during that month.

“JD’s commitment to providing consumers with the best possible online shopping experience drove another strong quarter of growth,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “In particular, more and more consumers in China’s fast-growing lower-tier cities are turning to JD for our superior value and service. We will continue to invest in technology and innovation to meet the growing needs of Chinese consumers and businesses for fast and reliable e-commerce and supply chain solutions.”

“JD saw excellent results for the third quarter marked by accelerating revenue growth and record operating profit margin,” said Sidney Huang, Chief Financial Officer of JD.com. “Customer growth also remained solid, reflecting our commitment to becoming China’s top source for quality products at everyday low prices, supported by world class operating efficiency. Looking forward, we will increasingly benefit from the economies of scale inherent in JD’s unique business model through our leading supply chain, technology and service capabilities.”

Business Highlights

JD Retail

•

In September, JD.com officially launched its social e-commerce platform Jingxi as part of its strategy to penetrate into lower-tier cities. Jingxi is available to consumers across multiple channels including the standalone Jingxi app, Jingxi mini program and a WeChat first-level entry point. Combining social media and retail, Jingxi provides quality goods and services at attractive prices. Jingxi also has partnered with domestic manufacturers in over one hundred industrial clusters, serving as a bridge between manufacturers and consumers. During the Singles Day promotion season, approximately 75% of Jingxi’s new users came from lower-tier cities, and approximately 55% of total Jingxi users were female.

•

In the third quarter, JD.com continued to apply its data-based customer insights to help brands tailor their products to satisfy consumers’ customized demands on JD’s platforms. To date, JD has established partnerships with over 140 appliance brands under its Consumer to Manufacturer (C2M) initiative covering over 800 SKUs, with premium names including GREE, Midea, Philips, Siemens and Hisense, among others.

•

In the third quarter, JD Retail segment had net revenues of RMB128.7 billion, an increase of 27.3% from the third quarter of 2018. The operating profit margin for the segment was 3.3% during the quarter.

JD Logistics

•

During the quarter, JD Logistics further improved its efficiency in lower-tier cities as it continued to expand its 24-hour delivery service in these areas. By optimizing its expanding warehouse network with AI-driven technologies, JD Logistics is able to deliver approximately 90% of its direct sales orders within 24 hours in China. In the third quarter, JD Logistics remained top-ranked in customer satisfaction rate in the national survey of express service satisfaction conducted by State Post Bureau. JD Logistics continued to expand its third-party businesses rapidly in the third quarter with external revenues accounted for nearly 40% of its total revenues.

•

As of September 30, 2019, JD Logistics operated over 650 warehouses. The warehouses covered an aggregate gross floor area of approximately 16 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Health

•

JD Health, a majority owned subsidiary of the Company, successfully completed its series A preferred share financing in November 2019, with a post-money valuation of approximately US$7 billion. Over the past few years, JD Health has built a comprehensive “Internet + healthcare” ecosystem, providing pharmaceutical and healthcare products, internet healthcare, health management and intelligent healthcare solutions to the customers. “JD Pharmacy” is China’s largest online pharmacy by revenue. JD Health, which benefits from JD.com’s trusted e-commerce brand image and collaboration with leading industry players, continues to expand its customer base and service offerings, aiming to become the most trusted “chief health manager” for customers.

JD Property

•

In February 2019, JD Property Management Group (“JD Property”) established its first logistics properties fund (“Core Fund”) with GIC and entered into an agreement to dispose of certain logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion. By the end of September 2019, the disposition of the majority of these logistics facilities had been completed. Currently, JD Property manages properties with a total gross floor area (“GFA”) of over 10 million square meters, including properties that are completed, under construction and held for future development, making JD Property a top 3 logistics property company by GFA in China.

Environment, Social and Governance

•

JD.com enhanced its Environmental, Social and Governance (ESG) program with the launch of the China E-Commerce & Logistics Packaging Standard Alliance together with FMCG brands including Procter & Gamble, Johnson & Johnson, Mengniu, Unilever, Heinz, as well as packaging giant Amcor and the China Packaging Testing Center. The Alliance aims to optimize the usage of packaging materials in China by establishing nationwide e-commerce packaging standards. JD Logistics also expanded its box recycling initiative across China with customer incentives provided in the form of rebates.

Equity Investees Update

•

By the end of October 2019, JD.com joint venture Dada-JD Daojia, China’s leading on-demand logistics and omnichannel e-commerce platform, had formed partnerships with over 300 well-known chain retailers and more than 50 first-tier international and domestic FMCG brands. In the third quarter, Dada-JD Daojia provided its omnichannel customer relationship management (CRM) services to an expanding number of retail partners, helping them develop their own digital membership programs. To date, 135 merchants and over 18,000 stores have joined Dada-JD Daojia’s omnichannel CRM program.

Operational Metrics Update

•	As of September 30, 2019, JD.com had over 250,000 merchants on its online marketplace, and over 200,000 employees excluding part-time and interns.

Third Quarter 2019 Financial Results

Net Revenues. For the third quarter of 2019, JD.com reported net revenues of RMB134.8 billion (US$18.9 billion), representing a 28.7% increase from the same period in 2018. Net product revenues increased by 26.6%, while net service revenues increased by 47.0% in the third quarter of 2019, as compared to the third quarter of 2018.

Cost of Revenues. Cost of revenues increased by 29.4% to RMB114.7 billion (US$16.1 billion) in the third quarter of 2019 from RMB88.7 billion in the third quarter of 2018. This increase was primarily due to the growth of the company’s online direct sales business and the logistics services provided to third parties.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 12.8% to RMB8.8 billion (US$1.2 billion) in the third quarter of 2019 from RMB7.8 billion in the third quarter of 2018. Fulfillment expenses as a percentage of net revenues decreased to 6.5% in the third quarter of 2019, compared to 7.4% in the same period last year, mainly due to economies of scale from enhanced logistics capacity utilization and staff productivity.

Marketing Expenses. Marketing expenses increased by 7.6% to RMB4.4 billion (US$0.6 billion) in the third quarter of 2019 from RMB4.1 billion in the third quarter of 2018.

Technology and Content Expenses. Technology and content expenses increased to RMB3.6 billion (US$0.5 billion) in the third quarter of 2019 from RMB3.4 billion in the third quarter of 2018.

General and Administrative Expenses. General and administrative expenses decreased to RMB1.3 billion (US$0.2 billion) in the third quarter of 2019 from RMB1.4 billion in the third quarter of 2018.

Gain on Disposals of Long-Lived Assets. Gain on disposals of long-lived assets for the third quarter of 2019 was RMB3.0 billion (US$0.4 billion), which was the gain on disposals of logistics facilities to Core Fund.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Income from operations for the third quarter of 2019 was RMB5.0 billion (US$0.7 billion), compared to loss from operations of RMB0.7 billion for the same period last year. Non-GAAP income from operations for the third quarter of 2019 was RMB3.0 billion (US$0.4 billion) with a non-GAAP operating margin of 2.2%, as compared to RMB0.6 billion in the third quarter of 2018 with a non-GAAP operating margin of 0.6%.

Non-GAAP EBITDA for the third quarter of 2019 was RMB4.2 billion (US$0.6 billion) with a non-GAAP EBITDA margin of 3.1%, as compared to RMB1.7 billion with a non-GAAP EBITDA margin of 1.6% for the third quarter of 2018.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the third quarter of 2019 was RMB612.3 million (US$85.7 million), compared to RMB3.0 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2019 was RMB3.1 billion (US$0.4 billion), compared to RMB1.2 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the third quarter of 2019 was RMB0.41 (US$0.06), compared to RMB2.03 for the third quarter of 2018. Non-GAAP diluted net income per ADS for the third quarter of 2019 was RMB2.08 (US$0.29), as compared to RMB0.80 for the third quarter of 2018.

Cash Flow and Working Capital

As of September 30, 2019, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB59.2 billion (US$8.3 billion), compared to RMB39.5 billion as of December 31, 2018. For the third quarter of 2019, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	2,212,661	1,262,118	176,577
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,775,639)	(1,312,084)	(183,567)
Add/(less): Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale*	(2,041,996)	771,208	107,896
Other capital expenditures**	(6,581,905)	(658,634)	(92,146)

Free cash flow	(8,186,879)	62,608	8,760

*

Including logistics facilities and other real estate properties developed by the company’s property management group, which may be disposed under various equity structures. In the third quarter of 2019, approximately RMB2.9 billion proceeds from the sale of logistics assets were included in this line.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other capital expenditures.

Net cash used in investing activities was RMB5.7 billion (US$0.8 billion) for the third quarter of 2019, consisting primarily of increase in investments in equity investees and short-term loans to JD Digits. In addition, cash paid for capital expenditures in the third quarter of 2019 was RMB2.8 billion, offset by the net cash consideration of RMB2.9 billion received in relation to the disposals of development projects to Core Fund.

Net cash provided by financing activities was RMB2.5 billion (US$0.3 billion) for the third quarter of 2019, consisting primarily of cash received as part of JD Health’s Series A financing.

For the twelve months ended September 30, 2019, free cash flow of the company was as follows:

	For the twelve months ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	18,239,926	30,805,649	4,309,869
Less: Impact from JD Baitiao receivables included in the operating cash flow	(4,449,269)	(9,716,127)	(1,359,336)
Less: Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale	(7,637,675)	(1,150,152)	(160,912)
Other capital expenditures	(11,686,227)	(4,331,506)	(606,000)

Free cash flow	(5,533,245)	15,607,864	2,183,621

Supplemental Information

The table below sets forth the three months segment operating results:

	For the three months ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	101,103,651	128,674,050	18,002,162
New businesses*	3,634,163	5,884,079	823,213
Inter-segment	(210,666)	(33,669)	(4,710)

Total segment net revenues	104,527,148	134,524,460	18,820,665
Unallocated items**	241,131	318,325	44,535

Total consolidated net revenues	104,768,279	134,842,785	18,865,200

Operating income /(loss):
JD Retail	2,178,660	4,245,571	593,977
New businesses	(1,540,409)	(1,270,626)	(177,764)

Total segment operating income	638,251	2,974,945	416,213
Unallocated items**	(1,288,990)	1,998,262	279,566

Total consolidated operating income /(loss)	(650,739)	4,973,207	695,779

*	New Businesses of the company include technology initiatives, overseas business and logistics services provided to third parties.
**

Unallocated items are consistent with non-GAAP adjustments and include revenue from business cooperation arrangements with equity investees, share-based compensation, effects of business cooperation arrangements, gain on disposals of long-lived assets, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information for the third quarter of 2019:

	For the three months ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	62,157,069	75,784,238	10,602,605
General merchandise revenues	31,733,246	43,070,063	6,025,723

Net product revenues	93,890,315	118,854,301	16,628,328

Marketplace and advertising revenues	7,751,537	9,985,991	1,397,092
Logistics and other service revenues	3,126,427	6,002,493	839,780

Net service revenues	10,877,964	15,988,484	2,236,872

Total net revenues	104,768,279	134,842,785	18,865,200

Fourth Quarter 2019 Guidance

Net revenues for the fourth quarter of 2019 are expected to be between RMB163 billion and RMB168 billion, representing a growth rate between 21% and 25% compared with the fourth quarter of 2018. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 15, 2019, (8:00 pm, Beijing/Hong Kong Time on November 15, 2019) to discuss the third quarter 2019 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	2508598

A telephone replay will be available from 9:00 am, Eastern Time on November 15, 2019 through 07:59 am, Eastern Time on November 23, 2019. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	2508598

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on disposals of long-lived assets and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to disposals of long-lived assets and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of proceeds from disposals of long-lived assets. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	34,262,445	32,124,639	4,494,402
Restricted cash	3,239,613	2,634,589	368,593
Short-term investments	2,035,575	24,466,018	3,422,922
Accounts receivable, net (including JD Baitiao of RMB1.4 billion and RMB6.3 billion as of September 30, 2019 and December 31, 2018, respectively)(1)	11,109,988	6,014,257	841,425
Advance to suppliers	477,109	661,310	92,521
Inventories, net	44,030,084	48,265,449	6,752,585
Prepayments and other current assets	6,564,700	5,215,865	729,727
Amount due from related parties	3,136,265	10,221,119	1,429,987

Total current assets	104,855,779	129,603,246	18,132,162
Non-current assets
Property, equipment and software, net	21,082,838	19,504,619	2,728,797
Construction in progress	6,553,712	5,462,615	764,248
Intangible assets, net	5,011,706	4,254,861	595,277
Land use rights, net	10,475,658	10,554,375	1,476,611
Operating lease right-of-use assets(2)	—	8,944,250	1,251,347
Goodwill	6,643,669	6,643,669	929,483
Investment in equity investees	31,356,616	38,576,219	5,397,011
Investment securities	15,901,573	15,707,634	2,197,579
Deferred tax assets	103,158	86,910	12,159
Other non-current assets (including JD Baitiao of RMB0.2 billion and RMB0.2 billion as of September 30, 2019 and December 31, 2018, respectively)(1)	5,283,948	6,493,613	908,490
Amount due from related parties	1,896,200	—	—

Total non-current assets	104,309,078	116,228,765	16,261,002

Total assets	209,164,857	245,832,011	34,393,164

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	147,264	—	—
Nonrecourse securitization debt(1)	4,397,670	—	—
Accounts payable	79,985,018	86,449,770	12,094,768
Advances from customers	13,017,603	14,361,669	2,009,271
Deferred revenues	1,980,489	4,102,939	574,022
Taxes payable	825,677	1,377,010	192,651
Amount due to related parties	215,614	285,559	39,951
Accrued expenses and other current liabilities	20,292,680	22,803,367	3,190,308
Operating lease liabilities(2)	—	3,392,274	474,597

Total current liabilities	120,862,015	132,772,588	18,575,568
Non-current liabilities
Deferred revenues	463,153	2,047,232	286,418
Unsecured senior notes	6,786,143	7,004,464	979,961
Deferred tax liabilities	828,473	1,116,561	156,213
Long-term borrowings	3,088,440	3,182,805	445,291
Operating lease liabilities(2)	—	5,740,119	803,072
Other non-current liabilities	308,489	250,632	35,065

Total non-current liabilities	11,474,698	19,341,813	2,706,020

Total liabilities	132,336,713	152,114,401	21,281,588

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Due to the company’s continuing involvement in the asset-backed securitization (“ABS”) arrangements prior to October 2017, the company was not able to derecognize the related Baitiao receivables upon issuance of ABS. Beginning from October 2017, the company revised certain structural arrangements for the new issuance of ABS plans, and derecognized the related Baitiao receivables.

(2)	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,961,284	15,963,587	2,233,388

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,973,943 shares issued and 2,920,322 shares outstanding as of September 30, 2019)	59,770,973	75,894,872	10,618,083
Non-controlling interests	1,095,887	1,859,151	260,105

Total shareholders’ equity	60,866,860	77,754,023	10,878,188

Total liabilities, mezzanine equity and shareholders’ equity	209,164,857	245,832,011	34,393,164

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	93,890,315	118,854,301	16,628,328	295,877,172	361,021,874	50,508,818
Net service revenues	10,877,964	15,988,484	2,236,872	31,310,038	45,182,572	6,321,275

Total net revenues	104,768,279	134,842,785	18,865,200	327,187,210	406,204,446	56,830,093

Cost of revenues	(88,658,757)	(114,728,621)	(16,051,124)	(280,405,430)	(345,781,556)	(48,376,618)
Fulfillment	(7,760,786)	(8,754,785)	(1,224,839)	(23,149,139)	(25,973,275)	(3,633,795)
Marketing	(4,131,639)	(4,446,816)	(622,132)	(12,884,197)	(14,008,595)	(1,959,875)
Technology and content	(3,448,739)	(3,585,171)	(501,584)	(8,642,324)	(11,027,619)	(1,542,821)
General and administrative	(1,396,780)	(1,341,264)	(187,650)	(3,764,030)	(4,018,365)	(562,190)
Impairment of goodwill and intangible assets	(22,317)	—	—	(22,317)	—	—
Gain on disposals of long-lived assets	—	2,987,079	417,908	—	3,070,297	429,550

Income/(loss) from operations(4)(5)	(650,739)	4,973,207	695,779	(1,680,227)	8,465,333	1,184,344

Other income/(expenses)
Share of results of equity investees	(184,975)	(199,226)	(27,873)	(941,821)	(1,220,008)	(170,685)
Interest income(3)	576,287	502,871	70,354	1,728,034	1,191,145	166,647
Interest expense(3)	(241,133)	(162,947)	(22,797)	(709,691)	(505,238)	(70,685)
Others, net	3,428,978	(3,958,355)	(553,794)	4,046,546	1,728,325	241,802

Income before tax	2,928,418	1,155,550	161,669	2,442,841	9,659,557	1,351,423
Income tax expenses	(51,553)	(604,856)	(84,622)	(365,905)	(1,323,303)	(185,137)

Net income	2,876,865	550,694	77,047	2,076,936	8,336,254	1,166,286
Net loss attributable to non-controlling interests shareholders	(124,504)	(62,348)	(8,723)	(237,810)	(216,250)	(30,254)
Net income attributable to mezzanine equity classified non-controlling interests shareholders	746	791	111	1,653	2,303	322

Net income attributable to ordinary shareholders	3,000,623	612,251	85,659	2,313,093	8,550,201	1,196,218

(3)

Interest expenses in relation to the nonrecourse securitization debt, which were collected from JD Digits in the same amount as interest income, were RMB120.0 million and RMB0 million for the three months ended September 30, 2018 and 2019, respectively. For the nine months ended September 30, 2018 and 2019, they were RMB452.3 million and RMB37.6 million, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
(4) Includes share-based compensation expenses as follows:
Cost of revenues	(20,041)	(23,615)	(3,304)	(47,997)	(57,687)	(8,071)
Fulfillment	(127,691)	(123,878)	(17,331)	(324,096)	(304,134)	(42,550)
Marketing	(53,075)	(69,850)	(9,772)	(138,247)	(180,441)	(25,245)
Technology and content	(344,789)	(371,720)	(52,006)	(811,769)	(964,105)	(134,883)
General and administrative	(505,455)	(435,623)	(60,946)	(1,300,833)	(1,157,223)	(161,901)

(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,897)	(40,011)	(5,598)	(125,676)	(123,790)	(17,319)
Marketing	(310,469)	(4,208)	(589)	(921,420)	(308,898)	(43,216)
Technology and content	(27,073)	(24,700)	(3,456)	(75,595)	(74,580)	(10,434)
General and administrative	(77,314)	(77,315)	(10,817)	(230,460)	(230,462)	(32,243)

Net income per share:
Basic	1.04	0.21	0.03	0.81	2.94	0.41
Diluted	1.02	0.21	0.03	0.79	2.89	0.40

Net income per ADS:
Basic	2.07	0.42	0.06	1.61	5.88	0.82
Diluted	2.03	0.41	0.06	1.57	5.77	0.81

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	1,184,318	3,085,885	431,734	2,709,870	9,939,185	1,390,545

Weighted average number of shares:
Basic	2,893,373	2,919,706	2,919,706	2,872,166	2,909,097	2,909,097
Diluted	2,956,244	2,971,245	2,971,245	2,945,231	2,963,009	2,963,009

Non-GAAP net income per ADS:
Basic	0.82	2.11	0.30	1.89	6.83	0.96
Diluted	0.80	2.08	0.29	1.84	6.66	0.93

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	2,212,661	1,262,118	176,577	14,853,292	24,777,519	3,466,502
Net cash used in investing activities	(2,602,581)	(5,670,328)	(793,308)	(23,890,877)	(27,801,801)	(3,889,615)
Net cash provided by/(used in) financing activities	(2,995,312)	2,489,553	348,301	15,140,806	(515,402)	(72,107)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,074,601	804,434	112,545	1,811,704	796,854	111,484

Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,310,631)	(1,114,223)	(155,885)	7,914,925	(2,742,830)	(383,736)
Cash, cash equivalents and restricted cash at beginning of period	40,024,093	35,873,451	5,018,880	29,798,537	37,502,058	5,246,731

Cash, cash equivalents and restricted cash at end of period	37,713,462	34,759,228	4,862,995	37,713,462	34,759,228	4,862,995

Net cash provided by operating activities	2,212,661	1,262,118	176,577	14,853,292	24,777,519	3,466,502
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,775,639)	(1,312,084)	(183,567)	(1,575,460)	(3,922,166)	(548,731)
Add/(less): Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale	(2,041,996)	771,208	107,896	(6,342,293)	1,365,124	190,988
Other capital expenditures	(6,581,905)	(658,634)	(92,146)	(10,791,673)	(2,611,254)	(365,328)

Free cash flow	(8,186,879)	62,608	8,760	(3,856,134)	19,609,223	2,743,431

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	(5.5)	(7.9)	2.2	7.4	15.6
Inventory turnover days(6) – TTM	39.1	38.7	36.5	36.3	35.1
Accounts payable turnover days(7) – TTM	61.7	60.2	57.4	59.4	56.6
Accounts receivable turnover days(8) – TTM	2.3	2.7	3.0	3.3	3.2
Annual active customer accounts (in millions)	305.2	305.3	310.5	321.3	334.4

(6)	Inventory turnover days are the quotient of average inventory to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.
(7)

Accounts payable turnover days are the quotient of average accounts payable of direct sales business to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

(8)

Accounts receivable turnover days are the quotient of average accounts receivable to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Income/(loss) from operations	(650,739)	4,973,207	695,779	(1,680,227)	8,465,333	1,184,344
Add: Share-based compensation	1,051,051	1,024,686	143,359	2,622,942	2,663,590	372,650
Add: Amortization of intangible assets resulting from assets and business acquisitions	456,753	146,234	20,460	1,353,151	737,730	103,212
Reversal of: Effects of business cooperation arrangements	(241,131)	(182,103)	(25,477)	(718,597)	(632,022)	(88,423)
Reversal of: Gain on disposals of long-lived assets	—	(2,987,079)	(417,908)	—	(3,070,297)	(429,551)
Add: Impairment of goodwill and intangible assets	22,317	—	—	22,317	—	—

Non-GAAP income from operations	638,251	2,974,945	416,213	1,599,586	8,164,334	1,142,232

Add: Depreciation and other amortization	1,034,789	1,239,526	173,415	2,592,168	3,680,984	514,989

Non-GAAP EBITDA	1,673,040	4,214,471	589,628	4,191,754	11,845,318	1,657,221

Total net revenues	104,768,279	134,842,785	18,865,200	327,187,210	406,204,446	56,830,093

Non-GAAP operating margin	0.6%	2.2%	2.2%	0.5%	2.0%	2.0%

Non-GAAP EBITDA margin	1.6%	3.1%	3.1%	1.3%	2.9%	2.9%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	3,000,623	612,251	85,659	2,313,093	8,550,201	1,196,218
Add: Share-based compensation	1,051,051	1,024,686	143,359	2,622,942	2,663,590	372,650
Add: Amortization of intangible assets resulting from assets and business acquisitions	456,753	146,234	20,460	1,353,151	737,730	103,212
Add: Reconciling items on the share of equity method investments(9)	159,147	91,099	12,745	623,031	301,110	42,127
Add: Impairment of goodwill, intangible assets, and investments	415,256	194,848	27,260	421,344	1,750,713	244,934
Add/(reversal of): Loss/(gain) from fair value change of long-term investments, net of tax	(3,621,257)	4,030,673	563,912	(2,551,671)	714,645	99,983
Reversal of: Gain and foreign exchange impact in relation to disposals of long-lived assets	—	(3,099,786)	(433,676)	—	(3,183,004)	(445,319)
Reversal of: Gain on disposals/deemed disposals of investments	(17,622)	(18,629)	(2,606)	(1,427,823)	(1,227,835)	(171,780)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(261,366)	(202,909)	(28,388)	(776,775)	(693,207)	(96,983)
Add: Tax effects on non-GAAP adjustments	1,733	307,418	43,009	132,578	325,242	45,503

Non-GAAP net income attributable to ordinary shareholders	1,184,318	3,085,885	431,734	2,709,870	9,939,185	1,390,545

Total net revenues	104,768,279	134,842,785	18,865,200	327,187,210	406,204,446	56,830,093
Non-GAAP net margin	1.1%	2.3%	2.3%	0.8%	2.4%	2.4%

(9)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.